Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated December 22, 2014

$[—] Autocallable SuperTrackSM Notes due June 29, 2016 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	December 24, 2014

Issue Date:	December 30, 2014

Final Valuation Date:*	June 24, 2016

Maturity Date:*	June 29, 2016

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:	The S&P 500® Index (the “S&P 500 Index”) and the Russell 2000® Index (the “Russell 2000 Index”), as shown in the following table:

	Reference Asset	Bloomberg Ticker	Initial Level
	S&P 500 Index	SPX<Index>	[—]
	Russell 2000 Index	RTY<Index>	[—]

The S&P 500 Index and the Russell 2000 Index are each referred to in this preliminary pricing supplement as an “Index” and collectively as the “Indices”.

Quarterly Fixed Rate:	1.4375% to 1.5625% (5.75% to 6.25% per annum). The actual Quarterly Fixed Rate will be determined on the Initial Valuation Date and will not be less than 1.4375% (5.75% per annum).

Quarterly Fixed Payment:	If your Notes have not been previously automatically called pursuant to the “Automatic Call” provisions described below, you will receive (subject to our credit risk) on each Quarterly Payment Date a cash payment per $1,000 principal amount Note equal to the Quarterly Fixed Rate times $1,000.

Payment at Maturity:

If your Notes have not been previously automatically called pursuant to the “Automatic Call” provisions described below, you will receive (subject to our credit risk) on the Maturity Date a cash payment per $1,000 principal amount Note that you hold determined as follows:

•     If the Index Return of the Lesser Performing Index is equal to or greater than -20.00%, you will receive, in addition to the final Quarterly Fixed Payment, a cash payment of $1,000 per $1,000 principal amount Note.

•     If the Index Return of the Lesser Performing Index is less than -20.00%, you will receive a cash payment per $1,000 principal amount Note (in addition to the final Quarterly Fixed Payment) calculated as follows:

$1,000 + [$1,000 × (Index Return of the Lesser Performing Index + Buffer Percentage) × Downside Leverage Factor ]

You may lose some or all of the principal amount of your Notes at maturity. If the Index Return of the Lesser Performing Index is less than -20.00%, you will lose 1.25% of the principal amount of your Notes for every 1% that the Index Return of the Lesser Performing Index falls below -20.00%. The payment at maturity will be based solely on the Index Return of the Lesser Performing Index and the performance of the other Index will not be taken into account for purposes of calculating any payment due at maturity under the Notes.

Any payments due on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Tax Allocation of the Quarterly Fixed Payments on the Notes:	Deposit Income: [—]% of the amount of each Quarterly Fixed Payment on the Notes Put Premium: [—]% of the amount of each Quarterly Fixed Payment on the Notes

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.05%	99.95%
Total	$[—]	$[—]	$[—]	$[—]

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $965.00 and $990.40 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this preliminary pricing supplement.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 0.05% of the principal amount of the notes, or $0.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees (including custodial or clearing fees) to unaffiliated dealers. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-11 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Index Return:	With respect to each Index, the performance of such Index from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level

Lesser Performing Index:	The Index with the lower Index Return, as calculated in the manner set forth above.

Initial Level:	With respect to an Index, the Index Closing Level on the Initial Valuation Date, as set forth in the table above (rounded to two decimal places in respect of the Russell 2000 Index).

Final Level:	With respect to an Index, the Index Closing Level on the Final Valuation Date (rounded to two decimal places in respect of the Russell 2000 Index).

Index Closing Level:

With respect to an Index, on any day, the official closing level published at the regular weekday close of trading on that day as displayed on the applicable Bloomberg Professional® service page noted above or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing level of an Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying prospectus supplement.

Buffer Percentage:	20.00%

Downside Leverage Factor:	1.25

Quarterly Payment Date:	March 27, 2015, June 29, 2015, September 29, 2015, December 30, 2015, March 30, 2016 and the Maturity Date, subject to the following business day convention and the Automatic Call feature of the Notes.

Automatic Call:	The Notes will be automatically called if the Index Closing Level of each Index on any Observation Date is at or above its respective Initial Level. If the Notes are called, Barclays Bank PLC will pay on the applicable Call Settlement Date a cash payment per Note equal to the principal amount plus the Quarterly Fixed Payment that is otherwise due on the related Quarterly Payment Date. No further amounts will be owed to you under the Notes.

Observation Dates*:	June 24, 2015 and December 24, 2015.

Call Settlement Dates:	The Quarterly Payment Date following the Observation Date on which an Automatic Call occurs.

Reference Asset Business Day:

A day that is a scheduled trading day with respect to each Index on which no Market Disruption Event occurs or is continuing with respect to either Index.

The term “scheduled trading day”, with respect to each Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741UNL4 / 06741UNL4

*	Subject to postponement, as described under “Selected Purchase Considerations—Market Disruption Events” in this preliminary pricing supplement”.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS-3

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The range of the estimated value of the Notes referenced above may not correlate on a linear basis with the range for the Quarterly Fixed Rate set forth in this preliminary pricing supplement. We determined the size of the range for the Quarterly Fixed Rate based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes. The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-11 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-4

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE UPON AUTOMATIC CALL OR AT MATURITY

The following examples demonstrate the how the payment (if any) upon early redemption or maturity of the Notes will be calculated under various circumstances. The numbers set forth in the following examples have been rounded for eases of reference and do not relate to the actual Index Closing Level of either Index on any Observation Date or the Final Valuation Date. We cannot predict the Index Closing Level either Index on any such date. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity or upon early redemption per $1,000 principal amount Note to $1,000. The following examples do not take into account any tax consequences of investing in the Notes.

In addition, these examples make the following key assumptions:

•	Quarterly Fixed Rate: 1.4375% per $1,000 principal amount Note (resulting in a Quarterly Fixed Payment of $14.375 per $1,000 principal amount Note)

•	Hypothetical Initial Level for each Reference Asset: 100.00*

•	Buffer Percentage: 20.00%

•	Downside Leverage Factor: 1.25

*	The hypothetical Initial Level of 100.00 for each Index has been chosen for illustrative purposes only. The actual Initial Level for each Index will be equal to the Index Closing Level on the Initial Valuation Date (rounded to two decimal places in the case of the Russell 2000 Index). For more information about recent levels of the Indices, please see “Information Regarding the Indices” below.

Examples Where the Notes are Automatically Called Prior to Maturity

Example 1: The Notes are automatically called on the first Observation Date.

Index	Index Closing Level on First Observation Date	Index Closing Level on Second Observation Date	Final Level
S&P 500 Index	105.00	N/A	N/A
Russell 2000 Index	110.00	N/A	N/A

Because the Index Closing Level of each Index is above its respective Initial Level on the first Observation Date, the Notes are automatically called and you will receive on the applicable Call Settlement Date a cash payment per $1,000 principal amount Note equal to $1,000 plus the Quarterly Fixed Payment that is otherwise due on such date.

Because the Notes will be called on the second Quarterly Payment Date (the Quarterly Payment Date following the first Observation Date), you will have received aggregate Quarterly Fixed Payments equal to $28.75 per $1,000 principal amount Note that you hold. The total return on investment of the Notes is 2.875%.

After the Notes are redeemed, they will no longer remain outstanding and you will not receive any further payments regardless of the level of either Index at any time after the Call Settlement Date.

Example 2: The Notes are automatically called on the second Observation Date.

Index	Index Closing Level on First Observation Date	Index Closing Level on Second Observation Date	Final Level
S&P 500 Index	85.00	103.00	N/A
Russell 2000 Index	110.00	120.00	N/A

Because the Index Closing Level of each Index is above its respective Initial Level on the second Observation Date, the Notes are automatically called and you will receive on the applicable Call Settlement Date a cash payment per $1,000 principal amount Note equal to $1,000 plus the Quarterly Fixed Payment that is otherwise due on such date.

Because the Notes will be called on the fourth Quarterly Payment Date (the Quarterly Payment Date following the second Observation Date), you will have received aggregate Quarterly Fixed Payments equal to $57.50 per $1,000 principal amount Note that you hold. The total return on investment of the Notes is 5.75%.

After the Notes are redeemed, they will no longer remain outstanding and you will not receive any further payments regardless of the level of either Index at any time after the Call Settlement Date.

PPS-5

Examples Where the Notes Are Not Automatically Called Prior to Maturity

The following table and examples are based upon the assumptions set forth above and further assume that the Notes have NOT been automatically called prior to maturity. These examples demonstrate hypothetical examples of amounts payable on the Notes at maturity given these assumptions.

Final Level of the S&P 500 Index	Final Level of the Russell 2000 Index	Index Return of the S&P 500 Index	Index Return of the Russell 2000 Index	Index Return of the Lesser Performing Index	Payment at Maturity**	Loss of Principal at Maturity	Total Return on the Notes***
200.00	205.00	100.00%	105.00%	100.00%	$1,000.00	N/A	8.625%
190.00	190.00	95.00%	90.00%	90.00%	$1,000.00	N/A	8.625%
180.00	210.00	80.00%	110.00%	80.00%	$1,000.00	N/A	8.625%
175.00	170.00	75.00%	70.00%	70.00%	$1,000.00	N/A	8.625%
180.00	160.00	80.00%	60.00%	60.00%	$1,000.00	N/A	8.625%
155.00	150.00	55.00%	50.00%	50.00%	$1,000.00	N/A	8.625%
140.00	170.00	40.00%	70.00%	40.00%	$1,000.00	N/A	8.625%
135.00	130.00	35.00%	30.00%	30.00%	$1,000.00	N/A	8.625%
120.00	135.00	20.00%	35.00%	20.00%	$1,000.00	N/A	8.625%
115.00	110.00	15.00%	10.00%	10.00%	$1,000.00	N/A	8.625%
100.00	130.00	0.00%	30.00%	0.00%	$1,000.00	N/A	8.625%
125.00	95.00	25.00%	-5.00%	-5.00%	$1,000.00	N/A	8.625%
95.00	90.00	-5.00%	-10.00%	-10.00%	$1,000.00	N/A	8.625%
85.00	120.00	-15.00%	20.00%	-15.00%	$1,000.00	N/A	8.625%
80.00	102.00	-20.00%	2.00%	-20.00%	$1,000.00	N/A	8.625%
70.00	105.00	-30.00%	5.00%	-30.00%	$875.00	-12.50%	-3.875%
60.00	80.00	-40.00%	-20.00%	-40.00%	$750.00	-25.00%	-16.375%
50.00	65.00	-50.00%	-35.00%	-50.00%	$625.00	-37.50%	-28.875%
40.00	60.00	-60.00%	-40.00%	-60.00%	$500.00	-50.00%	-41.375%
115.00	30.00	15.00%	-70.00%	-70.00%	$375.00	-62.50%	-53.875%
20.00	60.00	-80.00%	-40.00%	-80.00%	$250.00	-75.00%	-66.375%
102.00	10.00	2.00%	-90.00%	-90.00%	$125.00	-87.50%	-78.875%
0.00	85.00	-100.00%	-15.00%	-100.00%	$0.00	-100.00%	-91.375%

**	per $1,000 principal amount Note, excluding the final Quarterly Fixed Payment.
***	Includes the Quarterly Fixed Payments paid on the Notes.

PPS-6

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 3: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 120.00 and the Russell 2000 Index increases from an Initial Level of 100.00 to a Final Level of 135.00.

Because the Index Return of the S&P 500 Index is lower than the Index Return of the Russell 2000 Index, the S&P 500 Index is the Lesser Performing Index. Because the Index Return of the Lesser Performing Index is not less than -20.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final Quarterly Fixed Payment on the Notes).

The total return on investment of the Notes is 8.625%.

Example 4: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 125.00 and the Russell 2000 Index decreases from an Initial Level of 100.00 to a Final Level of 95.00.

Because the Index Return of the Russell 2000 is lower than the Index Return of the S&P 500 Index, the Russell 2000 Index is the Lesser Performing Index. Because the Index Return of the Lesser Performing Index is not less than -20.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final Quarterly Fixed Payment on the Notes).

The total return on investment of the Notes is 8.625%.

Example 5: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 115.00 and the Russell 2000 Index decreases from an Initial Level of 100.00 to a Final Level of 30.00.

Because the Index Return of the Russell 2000 Index is lower than the Index Return of the S&P 500 Index, the Russell 2000 Index is the Lesser Performing Index. Because the Index Return of the Lesser Performing Index is less than -20.00%, in addition to the final Quarterly Fixed Payment, the investor receives a payment at maturity of $375.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × ( Index Return of the Lesser Performing Index + Buffer Percentage) × Downside Leverage Factor]

$1,000 + [$1,000 × (-70.00% + 20.00%) × 1.25] = $375.00

The total return on the Notes is -53.875% (consisting of a loss of 62.50% of the principal amount of the Notes plus aggregate Quarterly Fixed Payments of 8.625% of the principal amount of the Notes).

Example 6: The S&P 500 Index decreases from an Initial Level of 100.00 to a Final Level of 50.00 and the Russell 2000 Index decreases from an Initial Level of 100.00 to a Final Level of 65.00.

Because the Index Return of the S&P 500 Index is lower than the Index Return of the Russell 2000 Index, the S&P 500 Index is the Lesser Performing Index. Because the Index Return of the Lesser Performing Index is less than -20.00%, in addition to the final Quarterly Fixed Payment, the investor receives a payment at maturity of $625.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Index Return of the Lesser Performing Index + Buffer Percentage) × Downside Leverage Factor]

$1,000 + [$1,000 × (-50.00% + 20.00%) × 1.25] = $625.00

The total return on the Notes is -28.875% (consisting of a loss of 37.50% of the principal amount of the Notes plus aggregate Quarterly Fixed Payments of 8.625% of the principal amount of the Notes).

Example 3 demonstrates that your return on the Notes will be limited to the Quarterly Fixed Payments, even if the Index Returns of one or both Indices are positive. Examples 5 and 6 demonstrate that you will lose some or all of the principal amount of your Notes unless the Index Return of each Index exceeds -20.00%. Examples 5 and 6 further demonstrate that you will be exposed on a leveraged basis to the Index Return of the Lesser Performing Index if the Index Return of such Index is less than -20.00%, regardless of the performance of the other Index.

PPS-7

SELECTED PURCHASE CONSIDERATIONS

•	Reference Asset Business Days Market Disruption Events—The Observation Dates, Final Valuation Date, Call Settlement Dates and the Maturity Date are subject to adjustment in the event that an Observation Date or the Final Valuation Date is not a Reference Asset Business Day. If the Calculation Agent determines that an Observation Date or the Final Valuation Date is not a Reference Asset Business Day, the Observation Date or Final Valuation Date, as applicable, will be postponed. If such postponement occurs, the Index Closing Level of each Index for the relevant date will be determined using the Index Closing Levels on the first following Reference Asset Business Day. In no event, however, will an Observation Date or the Final Valuation Date be postponed by more than five Reference Asset Business Days (or days that would have been Reference Asset Business Days but for the occurrence of a Market Disruption Event). If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Index on such fifth day, the Calculation Agent will determine the Final Level for an Index unaffected by such Market Disruption Event using the Index Closing Level on such fifth day and will make an estimate of the Index Closing Level of an Index affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event.

If an Observation Date or the Final Valuation Date is postponed, the Call Settlement Date or Maturity Date, as applicable, will be postponed such that the number of business days between the Observation Date and Call Settlement Date, or the Final Valuation Date and the Maturity Date, as applicable, remains the same. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five Reference Asset Business Days (as described above) due to the occurrence or continuance of a Market Disruption Event on such date.

For a description of what constitutes a Market Disruption Event with respect to the Indices, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

•	Adjustments to the Indices—The payment you will receive on the Notes, if any, may be subject to adjustment in certain circumstances. For a description of adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the accompanying prospectus supplement.

•	Exposure to the Equities Underlying the S&P 500 Index and the Russell 2000 Index—The payment at maturity on the Notes is linked to the performance of the S&P 500 Index and the Russell 2000 Index. The S&P 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For additional information regarding the Indices, please see “Information Regarding the Indices” in this preliminary pricing supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Lesser Performing Reference Asset (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”). On the cover page of this preliminary pricing supplement, we have determined the amount of each Quarterly Fixed Payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”). The terms of your Notes require you and us to allocate the Quarterly Fixed Payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service. Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

PPS-8

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed rate debt obligations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below.

The receipt of cash upon the maturity of your Notes (excluding cash attributable to the final Quarterly Fixed Payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final Quarterly Fixed Payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit, which will be taxed as ordinary income) and (ii) your adjusted tax basis in the Deposit. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium previously received and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. If your Notes are so treated, you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing derivative contract in respect of the Reference Assets, in which case you may be required to include the entire Quarterly Fixed Payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If the Notes were treated as notional principal contracts, you could in effect be required to include all of the stated interest in income, rather than only the portion thereof denoted as Deposit Income on the cover page of this preliminary pricing supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

PPS-9

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Quarterly Fixed Payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Quarterly Fixed Payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

PPS-10

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or the underlying components of the Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

In addition to the risks described above, you should consider the following:

•	You May be Exposed to Any Decline From the Initial Level to the Final Level of the Lesser Performing Reference Asset on an Accelerated Basis; You May Lose Up to 100% of Your Principal—The Notes do not guarantee any return of principal. If the Lesser Performing Index declines by more than 20.00% from its Initial Level to its Final Level, you will lose 1.25% of the principal amount of your Notes for every 1% that the Index Return of the Lesser Performing Index falls below -20.00%. You may lose up to 100% of the principal amount of your Notes (without taking into account the Quarterly Fixed Payments on the Notes). You may lose up to 100% of the principal amount of your Notes.

•	If Your Notes are not Automatically Called, You Will Lose Some or All of the Principal Amount of Your Notes at Maturity Unless the Index Return of Each Index Equals or Exceeds -20.00%—The payment at maturity on your Notes will be less than the principal amount of your Notes unless the Index Return of each Index equals or exceeds -20.00%. As described above, if the Index Return of the Lesser Performing Index is less than -20.00%, you will lose 1.25% of the principal amount of your Notes for every 1% that the Index Return of the Lesser Performing Index falls below -20.00%.

•	Potential Return Limited to the Quarterly Fixed Payments—The return potential on the Notes is limited to the Quarterly Fixed Payments, regardless of the appreciation of either Index. Further, if the Notes are automatically called pursuant to the automatic call feature, you will not receive any further Quarterly Fixed Payments or any other payment on the Notes after the applicable Call Settlement Date.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this pricing supplement, the Notes will be automatically called if the Index Closing Level of each Index on an Observation Date is equal to or greater than its applicable Initial Level. In such an event, you may not be able to reinvest any amounts received on the Call Settlement Date in a comparable investment with similar risk and yield. No more interest or call premium will accrue or be payable after the relevant Call Settlement Date. The “automatic call” feature may also adversely impact your ability to sell your Notes and the price at which they may be sold. It may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes.

•	Whether or Not the Notes Will be Automatically Called Prior to Will Not be Based on the Level of either Index at Any Time Other than the Index Closing Levels on the Observation Dates—Whether or not the Notes are automatically called pursuant to the “Automatic Call” provisions will be based solely on the Index Closing Levels of the Indices on the Observation Dates. Accordingly, if the level of either Index dropped on an Observation Date such that the Index Closing Level of such Index falls below its Initial Level, your Notes will not be called on the relevant Observation Date.

•	If Your Notes Are Not Called Prior to Maturity, the Payment at Maturity will be Based Solely on the Index Return of the Lesser Performing Index—If the Notes are not automatically called, the determination of the Index Return of the Lesser Performing Index and, therefore, the payment at maturity will not be made based on any levels of the Indices other than the Final Level of the Lesser Performing Index (as compared to its Initial Level). Therefore, if the Notes are not automatically called and if the level of the Lesser Performing Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the levels of the Indices prior to such drop.

If the level of the Lesser Performing Index falls on the Final Valuation Date such that its Index Return falls below -20.00%, your Notes will be fully exposed to the decline of the Lesser Performing Index from its Initial Level to its Final Level and you will lose some or all of the principal amount of your Notes, regardless of the level of either Index at any other time during the term of the Notes.

PPS-11

•	The Payment at Maturity of Your Notes is Not Based on the Closing Level of the Lesser Performing Index at Any Time Other than on the Final Valuation Date—The determination of the Index Return of the Lesser Performing Index and, accordingly, the payment at maturity will not be based on the levels of the Indices other than the Final Level of each Index on the Final Valuation Date. Therefore, if the level of the Lesser Performing Index fell precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Indices at any time prior to such drop.

•	No Dividend Payments or Voting Rights—Holding the Notes is not the same as investing directly in either Index or the securities underlying either Index. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising either Index would have.

•	Historical Performance of an Index Should Not Be Taken as Any Indication of the Future Performance of that Index Over the Term of the Notes—The historical performance of an Index is not an indication of the future performance of that Index over the term of the Notes. The historical correlation between Indices is not an indication of the future correlation between them over the term of the Notes. Therefore, the performance of the Indices over the term of the Notes may bear no relation or resemblance to the historical performance of either Index.

•	The Notes Are Subject to Risks Associated With Small Capitalization Stocks—The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

PPS-12

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the Quarterly Fixed Payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income or loss. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case require you to accrue income in respect of the Notes at a rate that exceeds the portion of the Quarterly Fixed Payments treated as interest on the Deposit for U.S. federal income tax purposes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-13

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Indices;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the common stocks underlying the Indices;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings

PPS-14

INFORMATION REGARDING THE INDICES

The S&P 500® Index

As noted above, the S&P 500 Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500 Index, discussed in further detail in the accompanying index supplement, is based on the aggregate market value of the common stocks of 500 leading companies in leading industries of the U.S. economy as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For more details about the S&P 500 Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices-Equity Indices—S&P 500 Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Historical Performance of the S&P 500 Index

You should not take the historical levels of the S&P 500 Index as an indication of the future performance of the S&P 500 Index. The level of the S&P 500 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the S&P 500 Index during any period shown below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the S&P 500 Index. The actual performance of the S&P 500 Index over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Index Closing Levels of the S&P 500 Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012, 2013 and 2014 (through December 17, 2014). We obtained the Index Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	1,447.16	1,273.37	1,322.70
June 30, 2008	1,426.63	1,278.38	1,280.00
September 30, 2008	1,305.32	1,106.39	1,166.36
December 31, 2008	1,161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1,071.66	879.13	1,057.08
December 31, 2009	1,127.78	1,025.21	1,115.10
March 31, 2010	1,174.17	1,056.74	1,169.43
June 30, 2010	1,217.28	1,030.71	1,030.71
September 30, 2010	1,148.67	1,022.58	1,141.20
December 31, 2010	1,259.78	1,137.03	1,257.64
March 31, 2011	1,343.01	1,256.88	1,325.83
June 30, 2011	1,363.61	1,265.42	1,320.64
September 30, 2011	1,353.22	1,119.46	1,131.42
December 31, 2011	1,285.09	1,099.23	1,257.60
March 31, 2012	1,416.51	1,277.06	1,408.47
June 30, 2012	1,419.04	1,278.04	1,362.16
September 30, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 30, 2014	1,962.87	1,815.69	1,960.23
September 30, 2014	2,011.36	1,909.57	1,972.29
December 17, 2014*	2,075.37	1,862.49	2,012.89

*	For the period commencing on October 1, 2014 and ending on December 17, 2014

PPS-15

The following graph sets forth the historical performance of the S&P 500 Index based on daily Index Closing Levels from January 1, 2008 through December 17, 2014. The Index Closing Level on December 17, 2014 was 2,012.89.

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-16

The Russell 2000® Index

As noted above, the Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For more details about the Russell 2000 Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices—Equity Indices—Russell 2000® Index” and “Risk Factors” on page IS-31 and IS-2, respectively, of the accompanying index supplement.

Historical Performance of the Russell 2000 Index

You should not take the historical levels of the Russell 2000 Index as an indication of the future performance of the Russell 2000 Index. The level of the Russell 2000 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the Russell 2000 Index during any period shown below is not an indication that the Russell 2000 Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Russell 2000 Index. The actual performance of the Russell 2000 Index over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Index Closing Level of the Russell 2000 Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012, 2013 and 2014 (through December 17, 2014). We obtained the Index Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	650.96	689.95
December 31, 2011	765.43	609.49	740.92
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.47	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
March 31, 2014	1,208.65	1,093.59	1,173.04
June 30, 2014	1,192.96	1,095.99	1,192.96
September 30, 2014	1,208.15	1,101.68	1,101.68
December 17, 2014*	1,190.62	1,049.30	1,174.83

*	For the period commencing on October 1, 2014 and ending on December 17, 2014

PPS-17

The following graph sets forth the historical performance of Russell 2000 Index the based on daily Index Closing Levels from January 1, 2008 through December 17, 2014. The Index Closing Level on December 17, 2014 was 1,174.83.

Historical Performance of the Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-18